Press release
For immediate release
August 23 2007

SIGNING OF A CA$10 MILLION AGREEMENT WITH BREAKWATER RESOURCES

Virginia Mines Inc. (“Virginia”) is very pleased to announce the signing of an agreement with Breakwater Resources Ltd. (“Breakwater”) on the Lac Gayot property, located in the James Bay region, province of Quebec.

Under the terms of the agreement, Breakwater has the sole and exclusive right and option to earn an undivided 50% beneficial interest in the property in exchange for $10 million in exploration work over a 9-year period and cash payments totalling $170,000 on or before the 4 th anniversary of the agreement. Virginia will be the operator until the completion of a positive pre-feasibility study. This agreement is subject to a 1% NSR in favour of Billiton Resources Canada.

The Lac Gayot property consists of 116 claims covering 4,947.12 hectares and 3 mining exploration permits covering a surface area of 15,437 hectares. The property covers entirely the Venus Archean greenstone belt which consists dominantly of ultramafic MgO-rich sills and flows. This ultramafic sequence is the host to twelve nickel-platinum-palladium mineralized zones distributed over a strike length of 25 kilometres. Values of 0.5-15% Ni and values of up to 17.2 g/t Pd-Pt were obtained at surface while drill intersections graded up to 9.03% Ni, 0.6% Cu, 9 g/t Pd-Pt over 2.55m and 2.20% Ni, 1.41% Cu, 2.29 g/t Pd-Pt over 11.4m.

About Breakwater
Breakwater is a mineral resource company engaged in the acquisition, exploration, development and mining of base metal and precious metal deposits in the Americas. Breakwater has four producing zinc mines: the Myra Falls mine in British Columbia, Canada; the Langlois mine in north- western Quebec, Canada; the El Mochito mine in Honduras; and the El Toqui mine in Chile. Breakwater is listed on the TSX under the ticker BWR.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $48,042,904 as of May 31, 2007and 26,443,198 shares issued and outstanding as of July 31, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events